Faegre Drinker Biddle & Reath LLP

1500 K Street NW, Suite 1100

Washington, DC 20005

(202) 230-5000 (Phone)

www.faegredrinker.com

December 12, 2025

VIA EDGAR TRANSMISSION

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund Trust (the “Trust”)
Registration Statement on Form N-1A
(File Nos.: 033-200168 and 811-23011)

Dear Ms. McManus:

The purpose of this letter is to respond to the oral comments you provided regarding the Trust’s post-effective amendment (“PEA”) No. 67 to its registration statement on Form N-1A (“Registration Statement”). PEA No. 67 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on October 1, 2025.

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each Staff comment has been reproduced below in bold and each comment is followed by the Trust’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to the disclosures discussed below will be reflected in the Amended Registration Statement.

1.	Comment: With respect to the Twin Oak Enhanced Equity ETF fee table, please add a footnote to disclose the period of the expense reimbursement or fee waiver, including the termination date. Please also describe who is permitted to terminate the arrangement and under what circumstances. In addition, please file the expense waiver agreement as a material contract.

Response: The Trust respectfully declines to make the suggested changes with respect to the Twin Oak Enhanced Equity ETF due to the Fund no longer having a fee waiver. However, the Trust has added this footnote to the fee tables of the two Funds who do have a fee waiver in the Amended Registration Statement (Twin Oak Enhanced Fixed Income ETF and Twin Oak Hedged Opportunities ETF). The Trust will also file the related expense limitation agreement as a material contract.

December 12, 2025

2.	Comment: With respect to the principal investment strategies of the Twin Oak Enhanced Fixed Income ETF, please provide additional detail regarding the hedging strategy the Fund intends to implement including how the Adviser intends to implement it.

Response: The Trust has amended the relevant paragraph as follows:

In managing the Fund, the Adviser may seek~~s~~ to implement a hedging strategy that is complementary to its core fixed income strategy, utilizing options contracts, swaps and other derivatives. The hedging will be deployed at the discretion of the portfolio managers and may be used to hedge portfolio exposures, such as, though not limited to, interest rate risk, duration or credit risk. Certain types of derivatives have a leverage-like effect on the portfolio, in that they require a relatively small premium or margin payment in relation to the size of the investment exposure the Fund acquires. The Adviser expects that the implementation of the Fund’s investment strategy, which may include a significant level of investment in derivatives, will have the effect of creating leverage in the Fund and that the Fund’s potential exposure will routinely be greater than its net assets.

3.	Comment: With respect to the Twin Oak Global Equity ETF 80% test, please revise the 80% test to clarify how the Fund interprets the term ‘global,’ including any thresholds regarding non-US assets that the Fund will comply with.

Response: The Trust respectfully declines to change its 80% test. The Trust respectfully notes that it will normally invest at least 80% of its assets in equity and equity-related securities issued by U.S. and non-U.S. issuers. No further disclosure is required as such securities are the type of investments suggested by the Fund’s name. However, the Trust has included disclosure that the Fund, under normal circumstances, will invest in at least three different countries, and will invest at least 10% of its assets outside of the United States.

4.	Comment: With respect to the Emerging Markets Risk disclosure, please include the Fund’s definition of ‘emerging markets.’

Response: The Trust has added disclosure noting that the Adviser considers “emerging markets” to include countries in the MSCI Emerging Markets Index or countries that the Adviser considers to be emerging markets based on an evaluation of their level of economic development or the size and experience of their securities markets.

December 12, 2025

5.	Comment: With respect to the principal investment strategies of the Twin Oak Hedged Equity ETF, please describe the hedging strategy that the Fund intends to utilize and explain how the Adviser intends to implement it.

Response: The Trust has amended the relevant paragraph of the Twin Oak Strategic Solutions ETF (referred to as the Twin Oak Hedged Equity ETF in the PEA No. 67) as follows:

In managing the Fund, the Adviser ~~will~~ may also seek to implement a hedging strategy utilizing option contracts, swaps and other derivatives. The hedging strategies will be deployed at the discretion of the portfolio manager and may be used to hedge specific portfolio exposures through the use of derivatives such as puts, calls, or collars on specific securities, or more macro exposures, such as, though not limited to, overall market risk or volatility. Macro hedges may include, though are not limited to, hedges on indices or ETFs that track certain exposures to give the portfolio more defensive characteristics or the potential to reduce the overall market risk in the portfolio. Certain types of derivatives have a leverage-like effect on the portfolio, in that they require a relatively small premium or margin payment in relation to the size of the investment exposure the Fund acquires. The Fund’s total return may be reduced relative to a portfolio consisting solely of equity securities in rising markets and may be enhanced relative to the same portfolio in flat or declining markets.

6.	Comment: With respect to the principal investment strategies of the Twin Oak Hedged Opportunities ETF, please describe the hedging strategy that the Fund intends to utilize and explain how the Adviser intends to implement it. Please also describe any criteria the adviser will utilize in determining or adjusting exposures among fixed income, equities and the hedges.

Response: The Trust has amended the relevant paragraph as follows:

In managing the Fund, the Adviser ~~will~~ may also seek to implement a hedging strategy utilizing option contracts, swaps and other derivatives. The hedging strategies will be deployed at the discretion of the portfolio manager and may be used to hedge specific portfolio exposures through the use of derivatives such as puts, calls, or collars on specific securities, or more macro exposures, such as, though not limited to, overall market risk or volatility. Macro hedges may include, though are not limited to, hedges on indices or ETFs that track certain exposures or hedges on certain market exposures like interest rates or fixed income credit risk to give the portfolio more defensive characteristics or the potential to reduce the overall market risk in the portfolio. Certain types of derivatives have a leverage-like effect on the portfolio, in that they require a relatively small premium or margin payment in relation to the size of the investment exposure the Fund acquires. The Fund’s total return may be reduced relative to a portfolio consisting solely of equity securities in rising markets and may be enhanced relative to the same portfolio in flat or declining markets.

December 12, 2025

For fixed income, the Adviser’s research approach will focus primarily on, but not limited to, the risk return trade off across credit, spreads, duration, and asset class exposures.

Bottom-up exposures will then be assessed relative to top-down characteristics of the Fund’s entire portfolio. Additionally, based on the Adviser’s assessment of available market opportunities in equity and fixed income, the Adviser may shift the allocation between equities and fixed income to maximize long-term capital appreciation.

7.	Comment: With respect to the policy regarding fund names, please revise to clarify that the Funds will consider the investments of the underlying funds for purposes of determining compliance with its own names policy if the underlying funds do not have an 80% policy pursuant to rule 35d-1 that is consistent with the relevant Twin Oak Fund’s 80% policy.

Response: The Trust has added the relevant disclosure noting that, “If the investment company does not have an 80% investment policy pursuant to Rule 35d-1 that is generally consistent with a Fund’s 80% investment policy, the Fund will consider the underlying investments of the investment company for purposes of determining compliances with its 80% investment policy.”

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5270.

Sincerely,

/s/ Liz J. Baxter
Liz J. Baxter